Date: 02/03/2011

To: All Canadian Securities Regulatory Authorities

Subject: TERYL RESOURCES CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General and Special Meeting

Record Date for Notice of Meeting :

22/03/2011

Record Date for Voting (if applicable) :

22/03/2011

Beneficial Ownership Determination Date :

22/03/2011

Meeting Date :

29/04/2011

Meeting Location (if available) :

Vancouver, BC

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

88156K102

CA88156K1021

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for TERYL RESOURCES CORP